BellaVista Capital, Inc.
                             15700 Winchester Blvd.
                               Los Gatos, CA 95030


                                  July 10, 2009



BY EDGAR AND OVERNIGHT
----------------------

David L. Orlic, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Facsimile: 202-772-9203

         Re:      BellaVista Capital, Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  Filed on June 18, 2009
                  File No. 000-30507

Dear Mr. Orlic:

     I am writing in response to your letter dated June 26, 2009 regarding the above-referenced registrant (the "Company"). Responses to the comments included in your letter are numbered to correspond to the numbered comments in your letter. References to the "Proxy Statement" below are to the amended Preliminary Proxy Statement filed concurrently with this letter.

Proxy Statement

     1. See corrected header tag on the revision to the Proxy Statement. The definitive proxy statement will also have the correct header tag.

     2.   See the revision to the Proxy Statement.

     3. See the revision to the Proxy Statement. The Schedule 14A Items 7 and 8 information are included. Such information was omitted because the Company has not and will not nominate any candidates. However, we understand the Staff's position and have included all information required concerning the directors and officers.

     4.   We  confirm  that  we  have  included  in  the  Proxy   Statement  all
          information required by Item 5 of Schedule 14A.

David L. Orlic, Esq.
July 10, 2009
Page 2


Form of Proxy

     5. See the revised form of proxy card included in the Proxy Statement. We understand that the rule appears to require that the "abstain" option be included in forms of proxy in all cases for all proposals. However, we noted that the form of proxy in the MacKenzie Patterson Fuller LP definitive materials, as well as the form mailed with their subsequent additional soliciting materials, does not include any such "abstain" option. The Company's proxy was therefore modeled after the MPF proxy with the understanding that the Staff had somehow interpreted the rule to permit such a form of proxy under the circumstances of this contest. The Company believes that proxy forms with substantially the same format and content should be used by both parties to a contest in order to avoid confusing shareholders or otherwise affecting the shareholders' perceptions or votes. As the Company is being compelled, as required under the rules, to use a different and more complicated form of proxy, we believe that any proxy solicited and received by MPF in the improper form, and submitted to vote shares, may be an invalid proxy in violation of applicable Commission rules.

                                     *****

         In connection with the foregoing, the Company hereby acknowledges that:

         - The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

         - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further questions or comments, please contact me at (408) 396-3971, or contact our counsel, Paul Derenthal, at (510) 350-3070.

                                              Very truly yours,

                                              /s/ WILLIAM OFFENBERG

                                              William Offenberg
                                              Chief Executive Officer

cc:      Paul J. Derenthal, Esq.
         Facsimile: 510-834-8309